UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,532,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,532,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,832,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,832,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,532,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,532,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,832,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,832,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Callon Petroleum Company, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 North Canal Street, Natchez, Mississippi 39120.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)          Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)         Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest”);

(iii)        Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest;

(iv)        Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors; and

(v)        Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “Lone Star Value.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)           The principal business of each of Lone Star Value Investors and Lone Star Value Co-Invest is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eberwein is a citizen of the United States of America.

CUSIP NO. 13123X102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,532,100 Shares beneficially owned by Lone Star Value Investors is approximately $10,490,003, including brokerage commissions.  The aggregate purchase price of the 1,300,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $4,905,718, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,290,039 Shares outstanding as of September 15, 2014, which is the total number of Shares outstanding following the closing of the Issuer’s public offering as reported in the Issuer’s Prospectus Supplement on Form 424B5, filed with the Securities and Exchange Commission on September 10, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on October 29, 2014, Lone Star Value Investors beneficially owned 1,532,100 Shares.

Percentage: Approximately 2.8%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 1,532,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,532,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on October 29, 2014, Lone Star Value Co-Invest beneficially owned 1,300,000 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 1,532,100 Shares owned by Lone Star Value Investors and (ii) 1,300,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,832,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,832,100
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,532,100 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.8%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 1,532,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,532,100
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,532,100 Shares owned by Lone Star Value Investors and (ii) 1,300,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,832,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,832,100
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lone Star Value Investors has sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on November 22, 2014.

Lone Star Value Investors has sold in the open market to counterparties put options referencing an aggregate of 192,900 Shares at a price of $10.00 per Share, if such right is exercised prior to or on January 17, 2015.

CUSIP NO. 13123X102

Lone Star Value Co-Invest has sold in the open market to counterparties put options referencing an aggregate of 150,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on January 17, 2015.

On October 30, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Lone Star Value Investors, LP, Lone Star Value Co-Invest I, LP, Lone Star Value GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein, dated October 30, 2014.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 13123X102

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

Sale of Common Stock	(25,000)	10.8669	09/02/2014
Purchase of Common Stock	25,000	9.2624	09/08/2014
Purchase of Common Stock	25,000	9.2260	09/10/2014
Purchase of Common Stock	25,000	9.3056	09/10/2014
Purchase of Common Stock	25,000	9.3534	09/10/2014
Sale of Common Stock	(25,000)	9.3585	09/10/2014
Purchase of Common Stock	25,000	9.2654	09/10/2014
Purchase of Common Stock	25,000	9.3240	09/11/2014
Sale of Common Stock	(25,000)	9.4122	09/16/2014
Sale of Common Stock	(50,000)	9.5135	09/17/2014
Sale of Common Stock	(25,000)	9.4276	09/18/2014
Sale of Common Stock	(25,000)	9.4768	09/18/2014
Sale of Common Stock	(100,000)	9.2431	09/29/2014
Purchase of Common Stock(1)	25,200	10.0000	10/08/2014
Purchase of Common Stock(1)	9,200	10.0000	10/10/2014
Purchase of Common Stock	50,000	6.0221	10/13/2014
Purchase of Common Stock(1)	10,700	10.0000	10/13/2014
Purchase of Common Stock	25,000	5.4986	10/14/2014
Purchase of Common Stock(1)	6,400	10.0000	10/14/2014
Purchase of Common Stock(1)	2,500	7.5000	10/14/2014
Purchase of Common Stock	25,000	5.0948	10/15/2014
Purchase of Common Stock	25,000	5.0678	10/15/2014
Purchase of Common Stock	50,000	5.2124	10/15/2014
Purchase of Common Stock	25,000	5.2350	10/15/2014
Purchase of Common Stock	25,000	5.0501	10/15/2014
Purchase of Common Stock	50,000	4.9817	10/15/2014
Purchase of Common Stock	50,000	5.0745	10/15/2014
Purchase of Common Stock(1)	2,200	10.0000	10/15/2014
Purchase of Common Stock(1)	2,200	7.5000	10/15/2014
Sale of Common Stock	(25,000)	5.6563	10/16/2014
Sale of Common Stock	(50,000)	6.6160	10/17/2014
Sale of Common Stock	(25,000)	6.4438	10/17/2014
Sale of Common Stock	(25,000)	6.3523	10/17/2014
Sale of Common Stock	(50,000)	6.1239	10/17/2014
Purchase of Common Stock(1)	12,400	10.0000	10/17/2014
Purchase of Common Stock(1)	7,100	10.0000	10/17/2014
Purchase of Common Stock(1)	20,300	7.5000	10/17/2014
Purchase of Common Stock(1)	433,900	10.0000	10/17/2014

CUSIP NO. 13123X102

Purchase of Common Stock	50,000	6.0855	10/20/2014
Sale of Common Stock	(100,000)	6.2244	10/21/2014
Purchase of Common Stock	25,000	6.0642	10/22/2014
Purchase of Common Stock	25,000	6.0600	10/22/2014
Purchase of Common Stock	25,000	6.2068	10/23/2014
Purchase of Common Stock	25,000	6.2760	10/24/2014
Purchase of Common Stock	25,000	5.8972	10/27/2014
Purchase of Common Stock	25,000	5.9321	10/27/2014
Purchase of Common Stock	50,000	5.9636	10/27/2014

Sale of Call Option	(25,000)(2)	10.3250	09/12/2014
Sale of Put Option	(50,000)(3)	10.7500	09/17/2014
Sale of Put Option	(50,000)(4)	11.4000	09/30/2014
Sale of Put Option	(25,000)(5)	7.9500	10/06/2014

LONE STAR VALUE CO-INVEST I, LP

Sale of Common Stock(6)	(52,600)	10.5346	08/29/2014
Purchase of Common Stock(7)	50,000	9.2110	09/11/2014
Purchase of Common Stock(7)	25,000	9.2838	09/19/2014
Purchase of Common Stock(7)	25,000	9.2678	09/19/2014
Purchase of Common Stock(7)	25,000	8.6815	10/01/2014
Purchase of Common Stock(7)	25,000	8.8699	10/01/2014
Purchase of Common Stock(8)	19,500	10.0000	10/10/2014
Purchase of Common Stock(8)	130,500	10.0000	10/17/2014
Purchase of Common Stock	25,000	6.0436	10/22/2014
Purchase of Common Stock	25,000	6.0181	10/23/2014

Sale of Put Option	(50,000)(9)	10.9250	08/29/2014

(1) Represents a purchase of Shares in connection with the exercise by counterparties of put options written by Lone Star Value Investors to such counterparties.

(2) Represents Shares underlying certain call options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $10 per Share. These call options expired on October 18, 2014.

(3) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $10 per Share. These put options expired on October 18, 2014.

(4) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $10 per Share. These put options expire on January 17, 2015.

(5) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $7.50 per Share. These put options expire on November 22, 2014.

(6) Represents a short sale.

(7) Represents a cover purchase.

(8) Represents a purchase of Shares in connection with the exercise by counterparties of put options written by Lone Star Value Co-Invest to such counterparties.

(9) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Co-Invest, which have a strike price of $10 per Share. These put options expire on January 17, 2015.